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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ECC INTERNATIONAL CORP.
(Name of Subject Company)

ECC INTERNATIONAL CORP.
(Name of Person Filing Statement)

COMMON STOCK, $.10 PAR VALUE PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

ROBERT L. COLLINS
CHIEF EXECUTIVE OFFICER
ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA 32809-3803
(407) 859-7410
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with a copy to:
 STEVEN WOLOSKY
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY, LLP
505 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 753-7200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is ECC International Corp., a Delaware corporation ("ECC" or the "Company"). The address of the Company's principal executive offices is 2001 West Oak Ridge Road, Orlando, Florida 32809-3803. The Company's telephone number at such address is (407) 859-7410.

        Securities.    The class of equity securities to which this Statement relates is the Company's common stock, $.10 par value per share (the "Common Stock"). As of August 20, 2003, there were 7,908,022 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        Name and Address.    The name, business address and business telephone number of the Company, which is both the filing person of this Statement and the subject company, are set forth in Item 1 above.

        Tender Offer.    This Statement relates to a tender offer by CDA Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Cubic Corporation, a Delaware corporation ("Cubic" or "Parent"), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser with the United States Securities and Exchange Commission (the "SEC") on August 27, 2003 (as may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock (the "Shares") of the Company, at a purchase price of $5.25 per Share (the "Per Share Amount"), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated August 20, 2003, by and among the Company, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share held by the Company or any wholly owned subsidiary of the Company (or held in the Company's treasury) or held by the Parent, Purchaser, or any other wholly owned subsidiary of Parent, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore. Except as provided in the previous sentence, each Share then outstanding (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under the DCGL), shall be converted into the right to receive the Merger Consideration (as that term is defined in the Merger Agreement). The Merger Agreement is incorporated by reference as Exhibit (e)(1) to this Statement.

        The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 9333 Balboa Avenue, San Diego, CA 92123 and their telephone number at such address is (858) 277-6780.

        All information contained in this Statement or incorporated herein by reference directly concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Parent or obtained from reports or statements filed by Purchaser or Parent with the SEC, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information. The Company has, however, received and commented on those portions of the Offer to Purchase directly concerning the Company or actions or events with respect to the Company.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

General

        Certain information regarding agreements, arrangements or understandings between the Company or its affiliates, on the one hand, and certain of its directors and executive officers, on the other hand, is provided in the Company's Information Statement (the "Information Statement"), which is being furnished pursuant to Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder and is attached as Annex B to this Statement and is incorporated herein by reference.

        Except as set forth in this Item 3 or in the Information Statement or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding and no actual or potential material conflict of interest between the Company or its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Merger Agreement

        A summary of the material terms of the Merger Agreement and a description of the conditions of the Offer are set forth in Section 12 "Purpose of the Offer and the Merger; Plans for ECC; The Merger Agreement; The Stockholder Tender Agreements" and Section 13 "Certain Conditions to the Offer," respectively, of the Offer to Purchase, which is incorporated by reference as Exhibit (a)(1)(A) hereto. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit (e)(1) hereto.

Stockholder Tender Agreements

        Each of the Company's executive officers and directors and trusts or affiliates of such directors, who together hold voting and dispositive power with respect to an aggregate of 2,897,428 Shares, as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into Stockholder Tender Agreements (each, a "Stockholder Tender Agreement" and collectively, the "Stockholder Tender Agreements"), dated August 20, 2003, with Parent. Pursuant to their respective Stockholder Tender Agreements, the signatories have agreed to tender their Shares to Purchaser and vote, and to also cause any person that they or any of their affiliates or associates controls to vote, their shares in accordance with the terms of the Stockholder Tender Agreement. A summary of the Stockholder Tender Agreements is also contained in Section 12 "Purpose of the Offer and the Merger; Plans for ECC; The Merger Agreement; The Stockholder Tender Agreements" of the Offer to Purchase, which is incorporated by reference as Exhibit (a)(1)(A) hereto. Such summary is qualified in its entirety by reference to the Stockholder Tender Agreements as Exhibit (a)(1)(A) hereto, a form of which is incorporated by reference as Exhibit (e)(2) hereto.

Confidentiality Agreement

        In connection with Parent's consideration of a possible acquisition of the Company, on April 24, 2001, Parent entered into a confidentiality agreement (the "Confidentiality Agreement") with the Company (which was renewed on June 7, 2002 and again on June 20, 2003), to retain in strict confidence certain non-public, confidential and proprietary information regarding the Company. A copy of the Confidentiality Agreement is incorporated herein by reference as Exhibit (e)(3) hereto.

Treatment of Stock Options

        The Merger Agreement provides that, prior to the acceptance and payment for at least a majority of the outstanding Shares pursuant to the Offer (the "Offer Acceptance Time"), each unvested option to purchase the common stock of the Company shall be accelerated and become vested and exercisable. As of the Effective Time, each unexpired and unexercised option to purchase the common stock of the Company (and each plan, if any, under which any such option may be granted) shall be terminated and each holder of an option to purchase the Company's common stock shall be paid in full satisfaction of such option a cash payment in an amount in respect thereof equal to the product of: (i) the excess, if any, of $5.25 over the exercise price of such option and (ii) the number of shares of the Company's common stock subject to such option, less any income or employment or other tax withholding required or any provision of applicable law. Prior to the Offer Acceptance Time, the Company shall take all actions (including, if appropriate, amending the terms of the plans under which such options may be outstanding) that are necessary to give effect to the foregoing.

Employee Stock Purchase Plan

        Effective upon the completion of the Merger, except for the six months offering period under the Company's Employee Stock Purchase Plan (the "ESPP") that commenced on July 1, 2003, no additional offering shall be authorized or commenced. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by treating the last business day prior to the date of the completion of the Merger as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Prior to the Offer Acceptance Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP), that are necessary to give effect to the foregoing.

        As of August 20, 2003, there were 354,172 shares of Common Stock reserved for issuance pursuant to the ESPP.

Employment and Severance Agreements

        In August 1999, Ms. Melissa Van Valkenburgh entered into an employment agreement with the Company. Pursuant to this agreement, she is entitled to receive continuing base salary, which is currently $160,000 annually, and benefits for up to 24 months in the event of a termination of employment or resignation by Ms. Van Valkenburgh for "good reason" due to a Change in Control (as defined in such agreement). Ms. Van Valkenburgh also entered into a non-competition and non-solicitation agreement pursuant to which she is prohibited from competing with the Company for a period of two years after the termination or cessation of employment from the Company. If consummated, the Offer will be a Change in Control pursuant to Ms. Van Valkenburgh's employment agreement. Pursuant to her employment agreement, "good reason" means significant diminution in Ms. Van Valkenburgh's title, authority or responsibilities or any reduction in base salary.

        On July 1, 2002, Mr. James R. Henderson entered into a consultant agreement with the Company (the "Consulting Agreement"). Mr. Henderson is employed and compensated by Steel Partners, Ltd. From July 1, 2002 to March 2, 2003, Mr. Henderson was the Interim Chief Executive Officer of the Company. Mr. Henderson continued to serve as a consultant to ECC through June 30, 2003, at which time the Consulting Agreement was terminated. Pursuant to the Consulting Agreement, the Company paid Steel Partners, Ltd. $20,000 per month plus necessary and approved travel expenses.

        On February 20, 2003, Mr. Robert L. Collins entered into an employment agreement with the Company for employment as the Company's Chief Executive Officer at an annual salary of $200,000, plus a bonus with a target range of 0% to 50% of his annual salary. Pursuant to this agreement,

Mr. Collins is entitled to receive six months of severance should he be removed from his position as a result of a Change in Control (as defined in such agreement) and the elimination or "significant alteration" of his duties. Pursuant to this agreement, "significant alteration" shall mean termination, demotion or relocation of the Company's offices outside a twenty-five (25) mile radius from its current location. If consummated, the Offer will be a Change in Control pursuant to Mr. Collins' employment agreement.

Employees

        The Merger Agreement provides that employees of the Company who continue employment with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans, or, if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in Parent's health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. In addition, pursuant to the Merger Agreement, Parent agrees to cause the Surviving Corporation to provide such health or welfare benefit plans and arrangements as are no less favorable, taken as a whole, to employees of the Surviving Corporation than the health or welfare benefit plans or arrangements provided by the Company as of the date of the Merger Agreement for a period of one year following the completion of the Merger.

Directors' and Officers' Insurance and Indemnification Agreements

        The Merger Agreement provides that all rights to indemnification by the Company existing in favor of those persons who are directors and officers of the Company as of the date of the Merger Agreement (the "Indemnified Persons") for their acts and omissions occurring prior to the completion of the Merger, as provided in the Company's bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of the Merger Agreement) in the forms disclosed by the Company to Parent prior to the date of the Merger Agreement, will survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six years from the Effective Date.

        Until the sixth anniversary of the Effective Time (the "Tail Period"), the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of the Merger Agreement in the form disclosed by the Company to Parent prior to the date of the Merger Agreement (the "Existing Policy"); provided, however, that (i) in no event shall the Surviving Corporation be required to make aggregate payments under the Existing Policy over the Tail Period in excess of $250,000 and (ii) once the Surviving Corporation has made aggregate payments under the Existing Policy over the Tail Period of $250,000, the Surviving Corporation shall have no further payment obligations with respect to the Existing Policy, and, in the event that any amounts in excess of $250,000 become due from the Surviving Corporation with respect to the Existing Policy, the Surviving Corporation shall have no further obligation to maintain the Existing Policy in effect and may cancel or otherwise terminate the Existing Policy in its sole discretion, provided that the Surviving Corporation has used reasonable efforts to provide each of the Indemnified Persons notice of its intention to cancel or otherwise terminate the Existing Policy at least 15 business days prior to the cancellation or termination of the Existing Policy.

        The summary of the provisions of the Merger Agreement pertaining to directors' and officers' insurance is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit (e)(1) hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Stockholder Tender Agreements

        Each of the Company's executive officers and directors and trusts or affiliates of such directors, who together hold voting and dispositive power with respect to an aggregate of 2,897,428 Shares, as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into Stockholder Tender Agreements. Pursuant to their respective Stockholder Tender Agreements, the signatories have agreed to tender their Shares to Purchaser and vote, and to also cause any person that they or any of their affiliates or associates controls to vote, their shares in accordance with the terms of the Stockholder Tender Agreement. A summary of the Stockholder Tender Agreements is also contained in Section 12 "Purpose of the Offer and the Merger; Plans for ECC; The Merger Agreement; The Stockholder Tender Agreements" of the Offer to Purchase, which is incorporated by reference as Exhibit (a)(1)(A) hereto. Such summary is qualified in its entirety by reference to the Stockholder Tender Agreements, a form of which is incorporated by reference as Exhibit (e)(2) hereto.

Recommendation of the Company's Board of Directors

        At a meeting duly held on August 20, 2003, the board of directors of the Company (the "Board"), by unanimous vote of all directors of the Company (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt the Merger Agreement and approve the Merger. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND VOTE TO ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED BY APPLICABLE LAW.

Background of the Offer and the Merger

        The following information was prepared by the Company with the assistance of Parent. Information solely about Purchaser and Parent was provided by Parent, and the Company has not verified the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

        Imperial Capital, LLC ("Imperial") was engaged by the Company on February 19, 2001 to pursue strategic and financial alternatives for maximizing shareholder value, including a possible transaction or series of transactions representing a merger, consolidation, or any other business combination, a sale of all or a substantial amount of the business, securities, or assets of the Company, or a recapitalization or spin-off of the Company.

        With the assistance of management, Imperial prepared an executive summary describing the operations of ECC and distributed this executive summary to over 580 potential financial and strategic buyers (87 strategic and over 500 financial). Based on the executive summary, more than 45 parties expressed an interest in receiving further information and signed confidentiality agreements in order to receive such information.

        On March 27, 2001, Mr. John H. McNamara Jr., Managing Director of Imperial, contacted Mr. John D. Thomas, Vice President Finance and Treasurer of Cubic, inquiring as to Cubic's interest in a possible transaction with ECC. On April 24, 2001, the parties signed a one-year confidentiality agreement. In June 2001, Imperial distributed a Confidential Information Memorandum to those parties, including Cubic, who signed confidentiality agreements describing the Company's business, receiving interest from only two potential buyers. Based on preliminary indications of interest and discussions, the valuations were determined to be inadequate.

        Imperial thereafter continued to engage in discussions with potential interested parties. In March 2002, with the assistance of management, Imperial prepared a revised Confidential Information Memorandum. Imperial distributed the revised Confidential Information Memorandum to 20 parties, including Cubic, a majority of which had been contacted in the initial marketing process.

        Management of ECC and Imperial had discussions with several interested buyers over the next eight months, ultimately receiving written indications of interest from a number of strategic buyers, including the discussions with Cubic as described below. After reviewing the preliminary indications of interest, the Board recommended to proceed simultaneously with all of the bidders. All of the bidders had access to diligence materials and had management meetings. ECC's contacts and negotiations with Cubic between June 2002 and the commencement of the Offer are described in greater detail below.

        In June 2002, Mr. McNamara contacted Mr. Thomas to determine whether Cubic continued to have an interest in a potential transaction with ECC. On June 7, 2002, the parties signed a second one-year confidentiality agreement.

        In July 2002, Cubic sent questions back to ECC regarding the revised Confidential Information Memorandum, publicly filed financial reports and recent ECC press releases. ECC and Cubic were in discussions regarding arranging a meeting to review Cubic's questions when ECC's Chief Executive Officer, Mr. James Garrett, left ECC. Mr. Garnett was replaced by Mr. James R. Henderson in July 2002. Mr. Henderson requested the meeting between ECC and Cubic to review Cubic's questions be postponed while he became more familiar with ECC's day-to-day activities.

        On December 6, 2002, Mr. McNamara sent Mr. Thomas a Confidential Management Presentation.

        On December 12, 2002, Mr. Thomas sent Mr. McNamara questions regarding the Confidential Management Presentation. Mr. Thomas and Mr. McNamara thereafter had several conversations wherein they discussed arranging a conference call between the senior management of ECC and Cubic.

        On January 13, 2003, Mr. Thomas contacted Mr. McNamara to indicate that Cubic was preliminarily interested in pursuing an acquisition of ECC.

        On January 16, 2003, representatives from ECC and Cubic participated in a conference call. Representatives participating for Cubic included Mr. Thomas, Mr. William W. Boyle, Cubic's Director, Vice President and Chief Financial Officer, Mr. Gerald R. Dinkel, Cubic's Vice President, and several senior executives from Mr. Dinkel's staff. Representatives participating from ECC were Mr. Henderson, Ms. Melissa Van Valkenburgh, ECC's Chief Financial Officer, Ms. Terry Kohl, ECC's Vice President of Business Development, Mr. Steve Bowling, ECC's Business Director, Aviation Systems, and Mr. McNamara of Imperial. The parties reviewed the Confidential Management Presentation, discussed Cubic's questions submitted on December 12, 2002, and talked about the prospects, customers, and the nature of ECC's business.

        On February 19, 2003, Mr. Thomas and a number of Cubic personnel met at the offices of Imperial to review due diligence materials related to ECC. On February 21, 2003, Ms. Van Valkenburgh sent Mr. Thomas additional due diligence material that Cubic requested after the meeting at the offices of Imperial.

        On April 1, 2003, Mr. Dinkel sent Mr. Robert L. Collins, who replaced Mr. Henderson as Chief Executive Officer of ECC, a letter indicating that Cubic had a preliminary interest in acquiring 100% of ECC subject to a proposed set of terms.

        On April 22 and 23, 2003, Mr. Thomas and several Cubic employees met with Mr. McNamara and Mr. Collins, Ms. Kohl, Mr. Bowling, and Ms. Van Valkenburgh at ECC's offices in Orlando, Florida. In these meetings, the parties reviewed ECC's operations, financial reports and additional due diligence materials.

        On May 14, 2003, Mr. Thomas, Mr. Dinkel, and Mr. Boyle and other Cubic employees met with Mr. Henderson, Ms. Kohl, and Mr. Collins of ECC and Mr. McNamara of Imperial at Cubic's offices in San Diego, California. In these meetings, the parties discussed an update to the previously provided Confidential Management Presentation and discussed potential business opportunities for ECC's technology.

        On June 24, 2003, the parties entered into a third one-year confidentiality agreement.

        On June 26, 2003, Mr. Dinkel, on behalf of Cubic, sent to Mr. Collins, on behalf of ECC, a non-binding letter with an attached term sheet indicating Cubic's interest, subject to due diligence and the negotiation of definitive documentation, in acquiring ECC by means of an all cash tender offer by a wholly owned subsidiary of Cubic for all of the issued and outstanding shares of ECC at price of $5.25 per share, which represented a premium of approximately 22% over the then trading price of ECC common stock. The cash tender offer would be followed by a merger of the subsidiary into ECC, with ECC surviving the merger and becoming a wholly owned subsidiary of Cubic.

        Following delivery of the June 26, 2003 letter, ongoing discussions regarding a potential business combination continued. In July 2003, several of Cubic's officers briefed Cubic's board of directors regarding the proposed ECC acquisition and the status of the negotiations. In July 2003, the Board recommended entering into the June 26, 2003 letter with Cubic and, on July 7, 2003, Mr. Collins signed the June 26, 2003 letter, which outlined, among other things, the per share consideration and the terms of the proposed transaction and granted Cubic, on a binding basis, the exclusive right to negotiate an acquisition of ECC until August 1, 2003. Also on July 7, 2003, Cubic sent an additional due diligence request to ECC.

        From July 14, 2003 through August 1, 2003, Cubic conducted extensive additional due diligence investigations, including visits to ECC's facilities in Florida.

        On July 25, 2003, Cubic forwarded to ECC a proposed form of Merger Agreement, and on August 1, 2003, ECC provided Cubic with its initial comments to the proposed agreement.

        From August 1, 2003 through August 18, 2003, members of the management of both companies, along with their legal advisors and, for ECC, Imperial, extensively negotiated the terms of the proposed acquisition and the definitive documentation. The principal issues discussed among the parties during these negotiations included the nature and extent of the parties' representations and warranties, the conditions to the Offer, the termination events under the definitive agreements and the liability of the parties in such circumstances, the amount of the termination fee payable by ECC and the bases upon which it would be payable, various matters relating to directors' and officers' liability insurance for ECC's former directors and officers and various matter related to employee benefits.

        On August 13, 2003, the Board met via a teleconference and was apprised of the status of the negotiations with Cubic regarding the Merger, including the provisions of the Merger Agreement. Also present at this Board meeting were representatives of Imperial and the Company's outside legal counsel. Based on the reported progress of the negotiations with Cubic, the Board agreed to extend the exclusivity agreement with Cubic until August 20, 2003.

        On August 18, 2003, the Cubic board of directors met via a teleconference and was updated on the status of the negotiations. At this meeting, the Cubic board of directors authorized the acquisition of ECC, the Merger Agreement and the Stockholder Tender Agreements.

        During August 18, 2003 to August 20, 2003, the representatives of both Cubic and ECC concluded negotiations of mutually acceptable definitive documentation.

        On August 19, 2003, the Board met via teleconference and received an update of the negotiations and status of the Merger Agreement with Cubic, including a detailed discussion of certain of its terms. Also present at this meeting were representatives from Imperial and Company's outside legal counsel. The Board was advised that the negotiation of the Merger Agreement was in the final stages. Imperial advised the Board that, as of August 19, 2003, the consideration to be received by holders of Shares was fair, from a financial point of view, to the holders of the Common Stock and delivered its written fairness opinion to that effect. The Board then agreed to reconvene on August 20, 2003.

        On August 20, 2003, the Board met via teleconference. Also present at this meeting were representatives from Imperial and the Company's legal counsel. Imperial subsequently confirmed its opinion to the Board that the consideration to be received by the holders of Shares was fair, from a financial point of view to the holders of the Company's Common Stock. After discussion among the participants in the meeting to address questions from the Board, the Board by a unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, ECC and its stockholders, recommended that the stockholders of ECC accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable and recommended that the stockholders of ECC approve the Merger Agreement, to the extent such approval is required by applicable law.

        On the afternoon of August 20, 2003, Cubic, the Purchaser and ECC executed the Merger Agreement and each of ECC's directors, executive officers and stockholders with representatives on the Board entered into the Stockholder Tender Agreements in favor of Cubic. The transaction was announced by the issuance of a joint press release by Cubic and ECC before the opening of trading on August 21, 2003.

        On August 27, 2003, the Purchaser commenced the Offer.

Reasons for the Recommendation of the Board

        In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with the Company's senior management and its legal and financial advisors and considered a number of factors including, but not limited to, the following:

  •
  the fact that the Offer Price represents: a premium of approximately 23% over the $4.06 average of the closing sales prices of the common stock of the Company on the American Stock Exchange since the beginning of 2003.

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  the opinion of Imperial as of August 19, 2003 and subsequently confirmed, that, as of August 19, 2003 and based on and subject to the matters described in the opinion, the $5.25 Offer Price was fair, from a financial point of view, to holders of Shares. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations of the review undertaken by Imperial, is attached as Annex A to this Statement and is incorporated herein by reference. Stockholders are urged to, and should, read the opinion of Imperial in its entirety.

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  the process undertaken to solicit third party indications of interest in the acquisition of the Company and the fact that no other third party presented the Company with a viable acquisition proposal at a price equal to or exceeding the Offer Price.

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  a review of the general terms and conditions of the Merger Agreement, and, with the assistance of legal counsel, consideration in detail of several specific provisions of the Merger Agreement, including: (i) the ability of the Company to terminate the Merger Agreement in the exercise of its fiduciary duties under specified conditions and upon the payment of a termination fee, having recognized that such fees could have the effect of impeding other offers, but believing such fees to be within the range of reasonable termination fees provided for in comparable transactions and not to be a preclusive deterrent to competing offers; and (ii) the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement.

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  the fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling all of the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

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  the extensive arms-length negotiations between the Company and Parent leading to the belief of the Board that $5.25 in cash per Share represented the highest price per Share that could reasonably be expected to be received from Parent.

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  the fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing condition, and the representations of Parent and Purchaser that they have, or will have prior to the consummation of the Offer, sufficient funds available to them to consummate the purchase of all the Shares in accordance with the terms of the Offer and the Merger Agreement.

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  the opportunities and challenges facing the Company and the uncertainties surrounding the Company's ability to achieve business success.

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  the potential risk of a deterioration of the Company's stock price and the consequent risk that future acquisition proposals, if any, might be on terms significantly less favorable to the Company and its stockholders.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weight to different factors.

Opinion of the Company's Financial Advisor

        On February 19, 2001 the Company retained Imperial to act as its financial advisor in connection with exploring a possible sale or merger of the Company. As part of its engagement, Imperial was requested to consider whether the cash consideration to be received by the holders of the Company's Common Stock in the Offer and subsequent Merger was fair, from a financial point of view, to such stockholders. At a meeting of the Board held on August 19, 2003, Imperial delivered its written opinion to the Board that, as of August 19, 2003, the Per Share Amount to be received by the holders of Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such holders. Imperial subsequently confirmed its opinion in writing.

        Imperial's opinion is directed for the information and use of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Imperial's opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote for the Merger.

        In connection with the rendering of its opinion, Imperial has:

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  Reviewed the draft Merger Agreement dated August 18, 2003;

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  Reviewed the indication of interest from the Parent dated June 26, 2003 and executed by the Company on July 7, 2003;

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  Analyzed certain historical business and financial information relating to the Company furnished to Imperial by management of the Company, including a draft of the Company's financial statements for the fiscal year ended ("FYE") June 30, 2003;

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  Reviewed certain information including financial forecasts relating to the business, earnings, taxes and cash flow of the Company, furnished to Imperial by management of the Company;

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  Reviewed the Company's projections for FYE June 30, 2004 and 2005 furnished to Imperial by management of the Company;

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  Discussed and reviewed with management the outcome of the marketing process of the Company's real estate asset;

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  Discussed and reviewed with management the outcome of the marketing process of the Company;

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  Reviewed the letters of interest from three strategic buyers;

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  Reviewed certain publicly available business and financial information relating to the Company that Imperial deemed to be relevant;

  •
  Conducted discussions with members of senior management of the Company concerning the matters described in the clauses above, as well as the prospects and strategic objectives of the Company;

  •
  Reviewed public information with respect to certain other companies with financial profiles which Imperial deemed to be relevant;

  •
  Reviewed the shares outstanding and the options outstanding for the Company as of August 14, 2003 as provided by management;

  •
  Reviewed the historical market prices and trading activity for the Company's Common Stock for one year; and

  •
  Conducted such other financial studies, analyses and investigation and took into account such other matters as Imperial deemed necessary, including Imperial's assessment of general economic, market and monetary conditions.

        In connection with this review, Imperial relied upon the accuracy and completeness of the foregoing financial and other information and Imperial did not assume responsibility for independent verification of such information or conduct any independent valuation or appraisal of any assets of ECC or any appraisal or estimate of liabilities of ECC. With respect to ECC's financial forecasts, Imperial assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of ECC as to the future financial performance of ECC. Imperial also relied upon the assurances of senior management of ECC that they were unaware of any facts that would make the information or financial forecasts provided to Imperial incomplete or misleading. Imperial assumed no responsibility for, and expresses no view, as to such financial forecasts or the assumptions on which they are based. Imperial has assumed that the Merger Agreement will be signed substantially in the form reviewed and the parties will comply with the material terms thereof in effecting the transaction.

        In preparing the opinion, Imperial performed certain financial and comparative analyses summarized in the following paragraphs. Imperial believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying the opinion. While the conclusions reached in connection with each analysis were considered carefully by Imperial in arriving at its opinion, Imperial made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

        Sale Process.    Imperial reviewed the sale process it managed over the past two and a half years. As more fully described in the "Background of the Offer and the Merger," beginning in 2001, Imperial sent an executive summary describing the operations of ECC and a confidentiality agreement to over 580 potential buyers. Imperial received signed confidentiality agreements from 45 of the parties and, in June 2001, sent a confidential information memorandum describing the Company's business to these parties, receiving interest from two potential buyers. Based on preliminary indications of interest and discussions, the valuations were determined to be inadequate. Imperial continued to engage in discussions with potential interested parties and, in March 2002, Imperial, with the assistance of management, prepared a revised confidential information memorandum that was distributed to 20 parties. Over the next eight months, Imperial and management had discussions with several interested buyers. In addition to the Offer, ECC also received other indications of interest at prices below that offered by Cubic.

        Historical Stock Trading Analysis.    Imperial reviewed the historical performance of ECC Common Stock based on an historical analysis of closing prices and trading volumes for the one-year period prior to the date of the fairness opinion. Imperial noted that the closing price for ECC Common Stock over this period ranged from $2.59 to $5.15. The following chart summarizes the average closing prices and volume of trading of ECC Common Stock over the last year.

Summary of Price and Volume

Period	Average Close	Average Daily Volume
Latest Week	$5.05	27,000
Latest Month	$4.43	8,813
Last 3 Months	$4.29	9,212
Last 6 Months	$4.18	11,579
Last 12 Months	$3.85	14,688

        Imperial noted that the Offer was above the average closing price of ECC common stock for each period analyzed.

        Comparable Company Analysis.    Imperial's comparable company analysis was based on a review of historical public market pricing and trading volume for ECC Common Stock, the valuation multiples implied by such pricing, and a comparison of ECC's valuation multiples with those of a selected group of comparable public companies. No company used in this analysis is identical to ECC, and, accordingly, a comparable company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect trading prices of the various companies being compared.

        In selecting the comparable companies, Imperial searched comprehensive lists and directories of public companies. When selecting comparable companies, certain determinant factors included: (i) the company providing products or services for the defense industry; (ii) the company making its financial information public; (iii) the company having a market capitalization below $500 million; and (iv) the company having an active trading market to measure public perception. Imperial then compared market values of, among other things, current enterprise value (equity value, plus total debt, less cash and cash equivalents) as multiples of the latest twelve months revenues and earnings before interest, taxes, depreciation and amortization.

        No company included in the selected comparable companies is identical to ECC. In selecting and evaluating the comparable companies, Imperial made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of ECC and those of the selected comparable companies, Imperial believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis.

        Based on a comparison of ECC with the selected public companies in terms of size, growth, profitability and other relevant quantitative and qualitative factors, Imperial determined that a discount of 0%, 10% and 20% to the average of the selected comparable companies was reasonable under the circumstances. Imperial then applied the discounts to the average of the selected public companies to arrive at a range of enterprise values of ECC. Further, to determine a range of values for ECC Common Stock from total enterprise value, Imperial then added excess cash and real estate, arriving at an aggregate range of values. Imperial noted that the Offer was in the range of these values.

        Discounted Cash Flow Analysis.    Imperial performed a discounted cash flow analysis ("DCF") on ECC. The fundamental premise of the DCF approach is to estimate the available cash flows a prudent investor would expect a company to generate over its remaining life. To determine this amount, Imperial relied on cash flow projections for FYE June 30, 2004 through 2005 and ECC's management's estimates for the FYE June 30, 2006, all as provided by ECC's management. In applying this approach, Imperial estimated an appropriate discount rate to be between 19% to 23% based on a number of factors, including the uncertain nature of ECC's projections. Imperial calculated a terminal value at the end of 2006 that incorporated a perpetual growth rate of 3.5%. Further, to determine a range of values for ECC Common Stock from total enterprise value, Imperial then added excess cash and real estate, arriving at an aggregate range of values. Imperial noted that the Offer was above the range of the values derived from the discounted cash flow analysis.

        The full text of Imperial's written opinion is attached as Annex A to this Statement, and describes the assumptions made, matters considered and limits on the review undertaken. The description of Imperial's opinion contained in this Statement should be reviewed together with the full text of the written opinion, which you are urged to read carefully in its entirety. The summary of the opinion of Imperial set forth in this Statement is qualified in its entirety by reference to the full text of Imperial's written opinion, which is attached as Annex A hereto.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Company retained Imperial pursuant to an engagement letter, dated as of February 19, 2001 (the "Imperial Engagement Letter"), to pursue strategic and financial alternatives for maximizing shareholder value, including a possible transaction or series of transactions representing a merger, consolidation or any other business combination, a sale of all or a substantial amount of the business, securities or assets of the Company or a recapitalization or spin-off of the Company. Upon execution of the Imperial Engagement Letter, the Company paid Imperial a non-refundable cash fee of $50,000 (the "Retainer"). The Company will pay Imperial an additional fee of one and one-half percent (1.5%) of the Aggregate Consideration (as defined in the Imperial Engagement Letter) received in connection with the Offer and the Merger, subject to a minimum fee of $500,000 (the "Success Fee"). The total of all fees, commissions and other amounts that have been paid by the Company to Imperial is $634,993.

The Company has also agreed to (i) reimburse Imperial for reasonable expenses incurred by Imperial in connection with its services provided to the Company, and (ii) indemnify Imperial and each of its affiliates, directors, officers and employees, against certain liabilities and expenses arising out of Imperial's engagement or performance under the Imperial Engagement Letter, the transactions contemplated thereby or the services rendered by Imperial under the Imperial Engagement Letter.

        Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in the Shares have been effected during the past 60 days by the Company or its subsidiary or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than the execution and delivery of the Merger Agreement and Stockholder Tender Agreements.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth elsewhere in this Statement, the Company is not currently undertaking or engaged in any negotiations that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth elsewhere in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into that relate to one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Information Statement

        The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, and is incorporated herein by reference.

Vote Required to Approve the Merger

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger without a vote or meeting of the Company's stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to seek the approval of the Company's stockholders of the Merger Agreement and the Merger at a meeting. In that instance, approval of the Merger Agreement and the Merger would require the affirmative vote of the holders of a majority of the outstanding Shares. If the conditions to the Offer are satisfied and the Offer is completed, Purchaser would own a sufficient number of Shares to ensure that the Merger Agreement and the Merger would be approved by the Company's stockholders.

State Takeover Statutes

        Section 203 of the DGCL regulates certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three (3) years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the Interested Stockholder. The Board has approved the Merger Agreement and the other transactions contemplated thereby, including the Offer, the Merger and the Stockholder Tender Agreements, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

Fair Price Provision

        ECC's certificate of incorporation contains a provision (the "Fair Price Provision") that requires holders of at least 80% of the capital stock of ECC to approve any business combination between ECC and an entity that holds more than 10% of the capital stock of ECC at the time of such business combination (a "Related Party"), subject to certain exceptions. As defined in the Fair Price Provision, "business combination" does not include the Offer, but does include the Merger. The Fair Price Provision is inapplicable to any merger in which the members of ECC's board of directors who were directors of ECC on the date of the applicable merger agreement expressly approved the merger by a two-thirds vote prior to the date on which the Related Party involved in such merger became a Related Party. On August 20, 2003, the Board of ECC unanimously adopted the Merger Agreement and approved the Merger. Accordingly, the Fair Price Provision is inapplicable to the Merger.

ITEM 9. EXHIBITS.

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 27, 2003.*†
(a)(1)(B)	Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(F)	Joint Press Release issued by Cubic Corporation and ECC International Corp. dated August 21, 2003.*
(a)(1)(G)	Summary Newspaper Advertisement published in the New York Times on August 27, 2003.*
(a)(1)(H)	Opinion of Imperial Capital, LLC, dated August 19, 2003 (included as Annex A attached to this Statement).
(a)(1)(I)	Letter to Stockholders of the Company dated August 27, 2003.†
(e)(1)	Agreement and Plan of Merger, dated August 20, 2003, by and among Cubic Corporation, CDA Acquisition Corporation and ECC International Corp.*
(e)(2)	Form of Stockholder Tender Agreement.*
(e)(3)	Confidentiality Agreement, dated June 20, 2003, between Cubic Corporation and ECC International Corp.*
(e)(4)	Exclusivity Agreement, dated June 26, 2003, between Cubic Corporation and ECC International Corp., as amended.*
(e)(5)	The Information Statement of ECC International Corp. pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex B to this Statement).†
(g)	Not applicable.

*
Incorporated by reference to the Schedule TO filed by Purchaser on August 27, 2003.

†
Included in package mailed to the Company's stockholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ECC INTERNATIONAL CORP.
	By:	/s/ MELISSA VAN VALKENBURGH
Name: Melissa Van Valkenburgh Title: Chief Financial Officer
Dated: August 27, 2003

ANNEX A

August 19, 2003

ECC International, Inc.
Board of Directors
2001 West Oak Ridge Road
Orlando, FL 32809

Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of ECC International, Inc. ("ECC" or the "Company") of the aggregate consideration to be received in connection with the sale of the common stock of the Company (the "Transaction") to a newly formed corporation, CDA Acquisition Corporation, a wholly owned subsidiary of Cubic Corporation (the "Buyer"). Pursuant to the Transaction, the Buyer will make a cash tender offer equal to $5.25 per share for all of the outstanding shares of the Company (the "Per Share Consideration"). Once the shareholders of ECC tender a sufficient number of shares to effect a merger, and other conditions to closing are satisfied, the Buyer will close the Tender and complete a merger with ECC to acquire the remaining shares for the Per Share Consideration. IC has analyzed the fairness of the proceeds to be received by the shareholders of ECC in the Transaction. The terms and conditions of the Transaction are more fully defined in the most recent draft of the Agreement and Plan of Merger among Cubic Corporation, the Buyer, and ECC dated August 18, 2003 (the "Merger Agreement").

        In connection with the rendering of this opinion, we have:

  (i)
  Reviewed the draft Merger Agreement dated August 18, 2003;

  (ii)
  Reviewed the indication of interest from the Buyer dated June 26, 2003 and executed by the Company on July 7, 2003;

  (iii)
  Analyzed certain historical business and financial information relating to the Company furnished to us by management of the Company, including a draft of ECC's financial statements for the fiscal year ended ("FYE") June 30, 2003;

  (iv)
  Reviewed certain information including financial forecasts relating to the business, earnings, taxes and cash flow of ECC, furnished to us by management of ECC;

  (v)
  Reviewed the Company's projections for FYE June 30, 2004 and 2005 furnished to us by management of the Company;

  (vi)
  Discussed and reviewed with management the outcome of the marketing process of the Company's real estate asset;

  (vii)
  Discussed and reviewed with management the outcome of the marketing process of the Company;

  (viii)
  Reviewed the letters of interest from three strategic buyers;

  (ix)
  Reviewed certain publicly available business and financial information relating to ECC that we deemed to be relevant;

  (x)
  Conducted discussions with members of senior management of ECC concerning the matters described in clauses (i) through (ix) above, as well as the prospects and strategic objectives of ECC;

  (xi)
  Reviewed public information with respect to certain other companies with financial profiles which we deemed to be relevant;

  (xii)
  Reviewed the shares outstanding and the options outstanding for ECC as of August 14, 2003 as provided by management;

  (xiii)
  Reviewed the historical market prices and trading activity for ECC's common stock for one year; and

  (xiv)
  Conducted such other financial studies, analyses and investigation and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        With your consent, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted any independent valuation or appraisal of any assets of the Company or any appraisal or estimate of liabilities of the Company. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of ECC as to the future financial performance of ECC. We have also relied upon the assurances of senior management of ECC that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view, as to such financial forecasts or the assumptions on which they are based. With your consent, we have assumed that the Merger Agreement will be signed substantially in the form reviewed and the parties will comply with the material terms thereof in effecting the Transaction.

        Our opinion expressed herein has been prepared for the information of the Company, and our opinion is rendered only in connection with the Transaction and not in connection with any other transaction. This opinion does not constitute a recommendation to any holder of shares of the Company as to whether such holder should sell his or her shares to the Buyer. This opinion does not address the business decision to engage in the Transaction or address the relative merits of any alternatives discussed by the Board of Directors. No opinion is expressed herein, nor should one be implied, as to the fair market value of ECC's equity or the prices at which they may trade at any time. It is understood that this opinion may not be disclosed or otherwise referred to or used for any other purpose without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction. Our opinion may be attached as an exhibit to the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

        Imperial Capital, LLC, in the ordinary course of its business, may actively trade the equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Based on and subject to the foregoing, we are of the opinion that as of the date hereof, the Per Share Consideration received by the shareholders of ECC in the Transaction is fair from a financial point of view.

Very truly yours,

/s/ Imperial Capital, LLC

Imperial Capital, LLC

ANNEX B

ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA 32809-3203

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

BACKGROUND INFORMATION

        This Information Statement is being mailed on August 27, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") of ECC International Corp., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible selection of persons to be designated by Cubic Corporation, a Delaware corporation ("Cubic" or "Parent"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

        On August 20, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and CDA Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of the Company (the "Shares"), at a purchase price of $5.25 per Share, net to each seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer"). The Offer is described in Purchaser's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 27, 2003 (as may be amended or supplemented from time to time, the "Schedule TO"). Copies of the Offer to Purchase and Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the 14D-9.

        The Merger Agreement provides that, subject to the satisfaction of certain conditions, following completion of the Offer, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation") and wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under the DGCL, shares of Common Stock held in the treasury of the Company, and Shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be converted, at the effective time of the Merger (the "Effective Time"), into the right to receive the Offer Price.

        The Offer, the Merger and the Merger Agreement are more fully described in the 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the SEC on August 27, 2003, and which is being mailed to the stockholders of the Company.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein directly related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein and the Company, Parent and Purchaser do not need any action or consent from you.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 27, 2003. The Offer will expire at 12:00 midnight, New York City time, on September 24, 2003, unless Purchaser extends it in accordance with the terms of the Merger Agreement and the Offer.

VOTING SECURITIES OF THE COMPANY

        The Common Stock is the only class of equity securities entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of August 20, 2003, there were 7,908,022 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

        The Merger Agreement provides that, effective upon the acceptance of and payment for at least a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate a majority of the total number of directors (the "Parent Designees") on the Company's board of directors. The Company shall, upon the request of Parent, take all action necessary to cause the Parent Designees to be elected or appointed to the Board, including, if necessary, increasing the number of directors and seeking the resignations of one or more current directors. To the extent requested by Parent, the Company shall also cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) on each committee of the Board and each board of directors of each subsidiary of the Company (and each committee thereof) as the number of directors designated by Parent represents on the Company's board of directors. If Parent and/or Purchaser acquires 85% or more of the shares of the Company Common Stock outstanding then Parent shall be entitled to designate all members of each committee of the Board and each board of directors of each subsidiary of the Company (and each committee thereof). The parties to the Merger Agreement shall use their respective reasonable efforts to ensure that at least one of the members of the Company's board of directors shall, at all times prior to the effective time of the Merger ("Effective Time"), be a director of the Company who was a director of the Company on the date of the Merger Agreement (the "Continuing Director"), provided that if no Continuing Director shall remain for any reason, the other directors of the Company then in office shall designate one person to fill such vacancy who is not an officer or employee or affiliate of the Company, Parent or Purchaser or any of their respective affiliates and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement.

        Following the election or appointment of the Parent Designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company's board of directors, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, any consent or action by the board of directors of the Company with respect to the Merger Agreement or the Merger and any other action of the Company with respect to the Merger Agreement or the Merger which adversely affects the holders of shares of Company Common Stock (other than Parent or Purchaser). If there is no Continuing Director, such actions may be effected by majority vote of the active board of directors.

        The Parent Designees will be selected by Parent from the individuals listed below, each of whom has consented to serve as a director of the Company, if appointed or elected, and to be named herein. None of the Parent Designees currently is a director of, or holds any position with, the Company.

Parent has advised the Company that, to its knowledge, none of the Parent Designees or entities that they control beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions among Parent, Purchaser and the Company that have been described in the Schedule TO and/or the 14D-9.

        Parent has further advised the Company that, to its knowledge, none of the Parent Designees, and no associate of any Parent Designee, is a party to any material legal proceeding adverse to the Company, and that no Parent Designee has, in the past five years, filed for bankruptcy, been convicted in a criminal proceeding, been the subject of an order barring such person from engaging in activities relating to transactions in securities, or has been found to have violated any federal or state securities laws, in any such case that would require disclosure under the rules of the SEC.

        The name, present principal occupation or employment and five-year employment history of each of the potential Parent Designees are set forth below.

Gerald R. Dinkel	Mr. Dinkel was appointed President and Director of the Purchaser on August 15, 2003. Mr. Dinkel has served as Vice President of Cubic and President and Chief Executive Officer of Cubic Defense Applications, Inc., a wholly-owned subsidiary of Cubic, since 2000. For the prior 28 years, Mr. Dinkel was a senior manager at Lockheed Martin Corporation and held a variety of management positions with Westinghouse Electronic Systems.
William W. Boyle
Mr. Boyle was appointed as Vice President, Chief Financial Officer and Director of the Purchaser on August 15, 2003. Mr. Boyle has served as a Director of Cubic since 1995, and as Vice President and Chief Financial Officer of Cubic since 1983. Mr. Boyle is a member of the West Coast Advisory Board of Protection Mutual Insurance Company. Previously, Mr. Boyle held management positions with General Electric, Occidental Petroleum, and the Wickes Corporation.
John D. Thomas
Mr. Thomas was appointed Vice President, Treasurer, Assistant Secretary and Director of the Purchaser on August 15, 2003. Mr. Thomas has served as Vice President Finance and Treasurer of Cubic since 1992 and as a financial manager of Cubic since 1980.
William L. Hoese
Mr. Hoese was appointed as Secretary of the Purchaser on August 15, 2003. Mr. Hoese has served as Assistant General Counsel of Cubic since March 2003. Prior to joining Cubic, Mr. Hoese served as Senior Vice President and General Counsel of American Tool Companies, Inc. from November 1994 through December 2001. Mr. Hoese has been a Director and a member of the Audit Committee of Nitches, Inc. since 1995.

        The potential Parent Designees listed above will constitute a majority of the Board so long as three of the Company's current directors agree to resign.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information, as of August 21, 2003, regarding beneficial ownership of the shares of Common Stock of each director and each executive officer of the Company named in the Summary Compensation Table below, all directors and executive officers of the Company as a group, and each person who is known by the Company to beneficially own more than five (5%) percent of the Company's Common Stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)		Percentage of Outstanding Shares of Common Stock(2)
5% Stockholders:
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	590,464	(3)	7.5%
Franklin Resources, Inc. 77 Mariners Island Blvd. San Mateo, CA 94404	519,200	(4)	6.6%
Steel Partners II, L.P. 150 East 52nd Street, 21st Floor New York, NY 10022	2,290,200	(5)	29.2%
Directors:
Julian J. Demora	489,776	(6)	6.2%
James R. Henderson	5,000	(7)	*
Jesse L. Krasnow	109,252	(8)	1.4%
Warren G. Lichtenstein	2,300,200	(9)	29.3%
Merrill A. McPeak	132,725	(10)	1.6%
Robert F. Mehmel	15,000	(11)	*
Other Named Executive Officers:
Robert L. Collins	50,000	(12)	*
Melissa Van Valkenburgh	73,557	(13)	*
All directors and executive officers as a group (8 persons)	3,175,510	(14)	38.6%

*
Percentage is less than 1% of the total number of outstanding shares of Common Stock.

(1)
The number of shares of Common Stock beneficially owned by each person or entity is determined under rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power, and also includes any shares which the person or entity has the right to acquire within 60 days after August 21, 2003. Any references in these footnotes to stock options held by a person shall refer only to stock options currently exercisable or exercisable within 60 days after August 21, 2003. Unless otherwise indicated, each person or entity referred to above has sole voting and investment power with respect to the shares listed. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

(2)
For purposes of this table, the total number of shares outstanding and the number of outstanding shares of Common Stock for each person is adjusted to include the number of shares of Common Stock subject to stock options held by such person.

(3)
On February 12, 2003, Dimensional Fund Advisors Inc., filed a Schedule 13G pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder reporting its beneficial ownership of shares of Common Stock. Dimensional Fund Advisors Inc. reported sole dispositive and voting power over 590,464 of such beneficially owned shares of Common Stock.

(4)
On February 14, 2002, Franklin Resources, Inc., filed a Schedule 13G pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder reporting its beneficial ownership of shares of Common Stock. Franklin Resource, Inc., reported sole dispositive and voting power over 519,200 of such beneficially owned shares of Common Stock.

(5)
The foregoing is derived from information provided by Steel Partners II, L.P. Steel Partners II, L.P., reported sole dispositive and voting power over 2,290,200 of such beneficially owned shares of Common Stock.

(6)
Includes 484,776 shares which are held in trust for the benefit of Mr. Demora and 5,000 shares subject to outstanding stock options.

(7)
Consists of 5,000 shares subject to outstanding stock options.

(8)
Includes 20,100 shares which are held in trust for the benefit of Mr. Krasnow's three children, 84,152 shares held jointly by Mr. Krasnow and his wife, and 5,000 shares subject to outstanding stock options.

(9)
Includes shares described in (5) and 5,000 shares owned directly by Mr. Lichtenstein and 5,000 shares subject to outstanding stock options. Mr. Lichtenstein is the managing member of Steel Partners LLC, which is the general partner of Steel Partners II, LP, and as a result, may be considered the beneficial owner of the shares held by Steel Partners II, LP, although Mr. Lichtenstein disclaims such beneficial ownership, except as to his pecuniary interest therein.

(10)
Includes 95,000 shares subject to outstanding stock options.

(11)
Consists of 15,000 shares subject to outstanding stock options.

(12)
Includes 50,000 shares subject to outstanding stock options.

(13)
Includes 73,000 shares subject to outstanding stock options.

(14)
Includes the shares described in notes 6-13 above.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

        The following table and narrative sets forth information regarding the principal occupation, other directorships, committee memberships and age of each of the current directors of the Company.

(As of August 26, 2003)

Name	Age
Julian J. Demora	77
James R. Henderson	45
Jesse L. Krasnow	53
Warren G. Lichtenstein	37
Merrill A. McPeak	67
Robert F. Mehmel	41

        Julian J. Demora became a director in 1992. Mr. Demora is President of the construction and development company, Key Realty and Development, Inc.

        James R. Henderson became a director in 1999. Mr. Henderson has been employed by Steel Partners, Ltd., for 3 years and is currently the Vice President of Operations. He was previously employed for 3 years by Ayden Corporation, most recently as President and Chief Operating Officer. Prior to that he was employed by Unisys Corporation. Mr. Henderson has been on the Board of

Directors since 1999. Mr. Henderson served as Interim Chief Executive Officer from July 1, 2002 until March 2, 2003. Mr. Henderson continued to serve as a consultant to ECC through June 30, 2003, at which time his Consulting Agreement was terminated. See "Employment and Severance Agreements." Mr. Henderson serves on the Board of Directors of SL Industries, Inc.

        Jesse L. Krasnow became a director in 1976. Mr. Krasnow is a Partner in the private investment firm of Sirius LLC.

        Warren G. Lichtenstein became a director in 1999. Mr. Lichtenstein has been a managing member of Steel Partners LLC, which is the general partner of Steel Partners II, LP, since January 1996. Prior to that, Mr. Lichtenstein was Chairman and a director of Steel Partners, Ltd., from 1993 until January 1996. Mr. Lichtenstein serves on the Boards of Gateway Industries, Inc., WebFinancial Corporation, Tandycrafts, Inc., SL Industries, Inc., and United Industrial, Inc.

        Merrill A. McPeak became a director in 1995. He served over twenty years in senior United States Air Force positions, culminating in four years as Chief of Staff from 1990 through 1994, retiring with the rank of General. General McPeak has served as President of McPeak & Associates, a consulting company, since 1994. General McPeak serves on the Boards of Directors of Tektronix, Inc., and Centerspan Communications, Inc.

        Robert F. Mehmel became a director in 2000. Mr. Mehmel has been an Executive Vice President of Business Operations and Strategy for DRS Technologies since January 2000. Previously, he served as Director of Corporate Development for Jabil Circuit from July 2000 to January 2001. Prior to that, he was Vice President of Planning for L3 Communications from April 1997 to July 2000.

Executive Officers

        The following table sets forth certain information concerning the executive officers of the Company who are not also directors.

Name	Age	Position(s) with Company
Robert L. Collins	56	Chief Executive Officer
Melissa Van Valkenburgh	50	Chief Financial Officer

        Robert L. Collins became Chief Executive Officer on March 3, 2003. Mr. Collins, who retired from active duty as a naval aviator from the United States Marine Corps in 1977, has most recently been president of Taper-Lok Corp. in Houston, Texas. Prior to this, he spent seven years with Compaq Computer Corporation. His last position with Compaq was the Director of Software Business Development for their Industry Standard Server Group. He has also served for sixteen years in numerous positions, including Director of Marketing and Vice President of International Operations for Star Technologies and as Vice President of the Graphicon Division of Star Technologies, a developer of real time computer image generation systems. Mr. Collins holds a B.A. from the University of Texas and an MBA from Harvard University.

        Melissa Van Valkenburgh has been Secretary and Chief Financial Officer since March 1999. Ms. Van Valkenburgh is a Certified Public Accountant who most recently was Controller of Applied Materials Incorporated at their Austin, Texas site. She previously served for 17 years at Rockwell International where she was Controller of several of its Defense Electronic Divisions. Prior to that, she worked in public accounting with Deloitte & Touche for 5 years.

BOARD COMMITTEES AND MEETINGS

        During the fiscal year ended June 30, 2003, the Board held four regular meetings and six special teleconference meetings. Every member of the Board attended at least 75% of the total number of meetings of the Board and of all committees of the Board on which they respectively served. The

Company has an Audit Committee and an Organization and Compensation Committee. The Company does not have a Nominating Committee.

Audit Committee

        The principal functions of the Audit Committee are to make recommendations to the Board regarding the appointment of the Company's independent public accountants, review and approve any major changes in accounting policy, review the arrangements for, and the scope and results of, the independent audit, review and approve the independent accountants' proposed fees for audit and non-audit services, and review the Company's policies and procedures for compliance with disclosure requirements with respect to conflicts of interest and for prevention of unethical, questionable or illegal payments. During fiscal year 2003, Messrs. Krasnow, Demora and McPeak composed the Audit Committee of the Board. All members of the Audit Committee are independent and attended all four meetings of that Committee held during fiscal year 2003.

Organization and Compensation Committee

        The principal functions of the Organization and Compensation Committee are to advise and guide the Board in determining executive officer compensation and to assist the Board in the administration of the Company's stock option plans. During fiscal year 2003, Messrs. Henderson, McPeak and Mehmel composed the Organization and Compensation Committee of the Board. During fiscal 2003, the Organization and Compensation Committee held four meetings.

Report of the Audit Committee

        The Audit Committee of the Board of Directors of the Company serves as the representative of the Board of Directors for general oversight of the Company's financial accounting and reporting, systems of internal control, audit process and monitoring compliance with laws and regulations and standards of business conduct. The Board of Directors has adopted a charter for the Audit Committee, which was set out in full in Appendix A of the fiscal year 2001 proxy statement. Management of the Company has primary responsibility for preparing financial statements of the Company as well as the Company's financial reporting process. PricewaterhouseCoopers, LLP, ("PWC") acting as independent auditors, are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles.

        In this context, the Audit Committee hereby reports as follows:

  1.
  The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2002 with the Company's management.

  2.
  The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees.

  3.
  The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with PWC the matter of that firm's independence.

  4.
  Based on the review and discussion referred to in Items (1) through (3) above, the Audit Committee recommended to the Board of Directors of the Company, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2002, for filing with the SEC.

        Each of the members of the Audit Committee is independent as defined under the listing standards of the American Stock Exchange.

                      Audit Committee
                      Julian J. Demora
                      Jesse L. Krasnow
                      Merrill A. McPeak

        To date, the Audit Committee has not taken the actions described above with respect to the Company's audited financial statements for fiscal year 2003, but expects to do so prior to the filing of the audited financial statements for fiscal year 2003 with the SEC as part of the Company's filing of its Form 10-K for fiscal year 2003.

COMPENSATION OF DIRECTORS

        Directors who are not employees of the Company receive an annual fee of $20,000 for serving on the Board, a fee of $1,000 for each Board and Committee meeting attended, and $500 for each special teleconference committee meeting that exceeds one-half hour. Effective August 21, 2003, the Board approved an increase in the fee paid to the Audit Committee Chairman, Mr. Jesse L. Krasnow, due to the volume of preparation required for each Audit Committee meeting. The fee for each Audit Committee meeting was increased from $1,000 to $2,000 for the Audit Committee Chairman. The Chairman of the Board, currently Merrill McPeak, is paid annual fees of $40,000 plus $1,000 for each Board and Committee meeting attended and $500 for each special teleconference meeting that exceeds one-half hour. Mr. McPeak does not receive any additional compensation for his participation on the Audit Committee.

        In accordance with the 1997 Director Equity Compensation Plan, upon election the Chairman of the Board receives options to purchase 25,000 shares of Common Stock and thereafter receives options to purchase 5,000 shares of Common Stock for each annual election to the Chairman's position. Other directors elected to the Board receive options to purchase 10,000 shares of Common Stock upon election with exception of Messrs. Lichtenstein and Henderson.

        Beginning in fiscal year 2001, each Board member has the option to make an annual election to receive their compensation in either cash only or half-cash and half-stock. During fiscal year 2003, no election was made to receive compensation in stock.

EXECUTIVE COMPENSATION

Report of the Organization and Compensation Committee

        The Company's Organization and Compensation Committee of the Board is responsible for determining the compensation of, and compensation policies with respect to, the executive officers of the Company, including the Chief Executive Officer. The Organization and Compensation Committee currently consists of Messrs. Henderson, McPeak and Mehmel.

        The objectives of the Company's executive compensation program are to:

  •
  Attract and retain key executives of outstanding abilities who are critical to the long-term success of the Company;

  •
  Align executive compensation with the Company's financial performance, business strategies, values and objectives;

  •
  Enhance the profitability of the Company, and thereby enhance stockholder value, by linking the financial interests of the Company's executives with those of the stockholders; and

  •
  Recognize and reward individual performance and responsibility.

Executive Compensation Program

        The Board, with guidance and input from the Organization and Compensation Committee, approves the executive compensation program on an annual basis, including specified levels of compensation for all executive officers. The Company's executive compensation program has been designed to implement the objectives described above and is composed of the following fundamental elements:

  •
  A base salary that is determined by individual contributions and sustained performance.

  •
  An annual cash bonus that is tied to corporate financial performance as well as the achievement of individual business-related objectives, including ability to address the corporate need to increase profitability.

  •
  A long-term incentive program that rewards executives when stockholder value is created through an increase in the market value of the Company's Common Stock.

        In general, the Organization and Compensation Committee intends that the overall total compensation opportunities provided to the executive officers should reflect competitive compensation for executives with corresponding responsibilities in selected comparable companies. To the extent determined to be appropriate, the Organization and Compensation Committee also considers general economic conditions, the Company's financial performance and the individual's performance in establishing the compensation opportunities of the executive officers. Total compensation opportunities for the executive officers are adjusted over time as necessary to meet this objective. Actual compensation earned by the executive officers reflects both their contributions to the Company's actual stockholder value creation and the Company's actual financial performance. While the targeted total compensation levels for the executive officers are intended to be competitive, compensation paid in any particular year may be more or less than the average, depending upon the Company's actual performance.

Base Salary

        Base salaries for executive officers are reviewed by the Organization and Compensation Committee and are set by the Board at the beginning of each fiscal year. In determining salary adjustments, the Board considers individual performance and contributions to the Company, external competitiveness, company performance and the recommendations of the Organization and Compensation Committee and management. The Board did not award across-the-board salary increases to the Company's executive officers for fiscal year 2003.

Annual Incentive Compensation

        Annual incentives for the Company's executive officers are intended to reflect the Company's belief that management can make significant contributions to enhance stockholder value by achieving Company objectives and maximizing earnings. Accordingly, the Company has developed a management bonus plan that awards cash bonuses based on the achievement of certain objectives, including addressing issues relating to improvement in long-term corporate earnings, actual performance versus budget, order backlog, acquisition of new business and overall Company profitability.

        Bonuses for executive officers are discretionary and are determined annually by the Board after a review of the recommendations of the Organization and Compensation Committee and management. Bonuses were paid in fiscal year 2004 based upon performance in fiscal year 2003.

Long-Term Incentive Compensation

        The Company's long-term incentive compensation program is implemented through the grant of stock options under the Company's 1991 Option Plan, 1986 Non-Qualified Option Plan and 1998 Stock Incentive Plan. This program is intended to align executive interests with the long-term interests of stockholders by linking executive compensation with stockholder enhancement. In addition, the program motivates executives to improve long-term stock market performance by allowing them to develop and maintain a significant, long-term equity ownership position in the Company's Common Stock. Stock options are granted at prevailing market rates and generally will have value only if the Company's stock price increases in the future.

        Stock option awards are reviewed and considered by the Board, guided by input and recommendations from management for each participant, the financial results for the Company and the participant's present equity holdings in the Company. All executive officers, including the Chief Executive Officer, are eligible to receive awards under the Company's 1991 Option Plan and 1998 Stock Incentive Plan.

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to its Named Executive Officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. No Named Executive Officer received compensation exceeding this limit in fiscal year 2003. Although the Company does not currently intend to qualify its annual incentive awards as performance-based, it will continue to monitor the impact of Section 162(m) on the Company.

Chief Executive Officer Compensation

        Mr. Collins became the Company's Chief Executive Officer on March 3, 2003. Pursuant to his agreement with the Company, Mr. Collins receives annual base compensation of $200,000 and a bonus of up to 50% of his annual base compensation. For fiscal year 2003, Mr. Collins' bonus was $31,399. See "Employment and Severance Agreements." The Organization and Compensation Committee believes that this compensation package was comparable to those of chief executive officers of selected comparable companies and reflected the Company's qualitative judgment of Mr. Collins' expected contributions to the Company during the term of the agreement.

                      Organization and Compensation Committee
                      James R. Henderson
                      Merrill A. McPeak
                      Robert F. Mehmel

Summary Compensation

        The following table sets forth for each of the last three fiscal years certain information concerning the compensation of the Company's Chief Executive Officer during the fiscal year ended June 30, 2003 and the other executive officers of the Company, whose compensation exceeded $100,000 during the fiscal year ended June 30, 2003 (the "Named Executive Officers").

Summary Compensation Table

			Annual Compensation
Name and Principal Position									Long Term Stock Options	All Other Compensation(1)
	Year		Salary			Bonus
Robert L. Collins Chief Executive Officer	2003	(2)		$61,538			$31,399	(4)	50,000		$64,128
Melissa Van Valkenburgh Vice President, Finance Chief Financial Officer	2003 2002 2001		$ $ $	160,000 160,000 160,000		$ $ $	45,216 48,864 2,500	(4) (5) (6)	0 15,000 8,000	$ $ $	8,713 19,718 71,433
James R. Henderson Former Interim Chief Executive Officer	2003	(3)		$230,000	(7)		$85,000	(8)	5,000		$52,115

(1)
Includes the following: (a) relocation/housing allowance for Messrs. Collins and Henderson of $63,487 and $20,614, respectively; (b) the Company's contributions under the Executive Savings Plan in 2003 for Ms. Van Valkenburgh of $1,385; (c) the Company's match to the 401K Plan in 2003 for Mr. Collins and Ms. Van Valkenburgh of $462 and $2,862, respectively; (d) taxes paid by the Company for Ms. Van Valkenburg of $1,207; (e) life insurance premiums paid for Mr. Collins and Ms. Van Valkenburgh of $129 and $3,259, respectively and (f) Board fees of $31,500 paid to Mr. Henderson.

(2)
Became Chief Executive Officer on March 3, 2003.

(3)
Mr. Henderson served as the Interim Chief Executive Officer of the Company from July 1, 2002 until March 2, 2003. He continued to serve as a consultant to the Company through June 30, 2003. See, "Certain Relationships and Related Transactions" for a description of the Consulting Agreement between Mr. Henderson and the Company.

(4)
Consists of bonuses earned during fiscal year 2003, but paid during fiscal year 2004.

(5)
Consists of bonuses earned during fiscal year 2002, but paid during fiscal year 2003.

(6)
Consists of bonuses earned during fiscal year 2001, but paid during fiscal year 2002.

(7)
The compensation was paid directly to Steel Partners, Ltd. pursuant to the Consulting Agreement dated July 1, 2002.

(8)
Consists of bonus of $75,000 paid to Mr. Henderson in January 2003, and a bonus of $10,000 that was earned during fiscal year 2003 and will be paid in fiscal year 2004.

Option Grants

        The following table sets forth certain information concerning grants of stock options made during the fiscal year ended June 30, 2003 to each of the Named Executive Officers. The Company granted no stock appreciation rights during the fiscal year ended June 30, 2003.

Option Grants In Last Fiscal Year

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share(2)	Expiration Date
					5%	10%
Robert L. Collins	50,000	23%	$3.96	3/4/13	$124,521	$315,561
Melissa Van Valkenburgh	15,000	7%	$2.89	12/16/12	$27,263	$69,089
James R. Henderson	5,000	2%	$2.65	8/23/12	$8,333	$21,117

(1)
Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

(2)
All options were granted at fair market value as determined by the Board of Directors of the Company on the date of the grant.

Option Exercises and Year-End Values

        No options were exercised by any of the Named Executive Officers during the fiscal year ended June 30, 2003. The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on June 30, 2003. No stock appreciation rights were exercised during fiscal year 2003 by the Named Executive Officers or were outstanding at year-end.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
Robert L. Collins	0/50,000	$0/$17,000
Melissa Van Valkenburg	58,000/15,000	$63,550/$21,150
James R. Henderson	5,000/0	$8,250/$0

(1)
Value based on the last sales price per share ($4.30) of the Company's Common Stock on June 30, 2003, as reported on the American Stock Exchange, less the exercise price.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders(1)	508,500	$4.72	299,914
Equity Compensation Plans Not Approved by Security Holders	0	0	0

Total	508,500	$4.72	299,914

(1)
Consists of the Company's 1986 Non-Qualified Option Plan, the 1991 Stock Option Plan and the 1998 Stock Incentive Plan.

Employment and Severance Agreements

        In August 1999, Ms. Melissa Van Valkenburgh entered into an employment agreement with the Company. Pursuant to this agreement, she is entitled to receive continuing base salary, which is currently $160,000 annually, and benefits for up to 24 months in the event of a termination of employment or resignation by Ms. Van Valkenburgh for "good reason" due to a Change in Control (as defined in such agreement). Ms. Van Valkenburgh also entered into a non-competition and non-solicitation agreement pursuant to which she is prohibited from competing with the Company for a period of two years after the termination or cessation of employment from the Company. If consummated, the Offer will be a Change in Control pursuant to Ms. Van Valkenburgh's employment agreement. Pursuant to her employment agreement, "good reason" means significant diminution in Ms. Van Valkenburgh's title, authority or responsibilities or any reduction in base salary.

        On July 1, 2002, Mr. James R. Henderson entered into a consultant agreement with the Company (the "Consulting Agreement"). Mr. Henderson is employed and compensated by Steel Partners, Ltd. From July 1, 2002 to March 2, 2003, Mr. Henderson was the Interim Chief Executive Officer of the Company. Mr. Henderson continued to serve as a consultant to ECC through June 30, 2003, at which time the Consulting Agreement was terminated. Pursuant to the Consulting Agreement, the Company paid Steel Partners, Ltd. $20,000 per month plus necessary and approved travel expenses.

        On February 20, 2003, Mr. Robert L. Collins entered into an employment agreement with the Company for employment as the Company's Chief Executive Officer at an annual salary of $200,000, plus a bonus with a target range of 0% to 50% of his annual salary. Pursuant to this agreement, Mr. Collins is entitled to receive six months of severance should he be removed from his position as a result of a Change in Control (as defined in such agreement) and the elimination or "significant alteration" of his duties. Pursuant to this agreement, "significant alteration" shall mean termination, demotion or relocation of the Company's offices outside a twenty-five (25) mile radius from its current location. If consummated, the Offer will be a change in control pursuant to Mr. Collins' employment agreement.

Stock Performance Graph

        The following graph compares cumulative stockholder return on the Company's Common Stock for the period from July 1, 1999 through June 30, 2003 with the cumulative total return for (i) a peer group index, determined by the Company consisting of CAE, Cubic Corporation, EDO Corporation, Evans & Sutherland Corp., Firearms Training Systems and United Industrial Corporation (the "Peer Group Index") and (ii) the Russell 3000 Aerospace Industry Index (the "Aerospace Industry Index").

        In the preceding fiscal years, the Company's stock performance graph compared the Company's stock performance with the performance of (i) the Russell 2000 Index and (ii) the Russell 3000 Index.

Comparative Five-Year Total Returns*
ECC International Corp., Russell 3000 Aerospace, Peer Group
(Performance results through 06/30/2003)

	1998	1999	2000	2001	2002	2003
ECC	$100.00	$121.15	$103.85	$110.77	$95.38	$132.31
R3000 Aerospace	$100.00	$107.13	$94.66	$125.41	$134.24	$111.22
Peer Group	$100.00	$74.67	$82.06	$51.53	$66.56	$50.11

Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in ECC common stock, Russell 3000 Aerospace, and Peer Group.

*
Cumulative total return assumes reinvestment of dividends.

Source: Russell/Mellon Analytical Services

Certain Relationships and Related Transactions

        Pursuant to a Consultant Agreement between James R. Henderson, the Company's former Interim Chief Executive Officer and a Director (the "Consulting Agreement"), the Company paid Steel Partners, Ltd., $20,000 per month plus necessary and approved travel expenses. Warren Lichtenstein, a Director of the Company, is an affiliate of Steel Partners, Ltd., based on his ownership of Steel Partners, Ltd., directly and through Steel Partners II, LP, and by virtue of his positions as President and Chief Executive Officer of Steel Partners, Ltd. Mr. Lichtenstein is the sole managing member of the general partner of Steel Partners II, LP. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of Steel Partners, Ltd., owned by Steel Partners II, LP. (except to the extent of his pecuniary interest in such shares of Common Stock). The Consulting Agreement was terminated effective June 30, 2003.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's officers and directors and greater than ten percent stockholders (collectively "Reporting Persons") to file reports of ownership and changes in ownership with the SEC and the American Stock Exchange. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms furnished to, or any written representations received by, it, the Company believes that with respect to the fiscal year ended June 30, 2003 and all prior fiscal years, all Reporting Persons complied with all applicable filing requirements.

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION.
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE
  ANNEX A
  ANNEX B
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
Option Grants In Last Fiscal Year